NORTHROP GRUMMAN                                           Chairman of the Board
                                                                   President and
                                                         Chief Executive Officer


                                  15 June 2001

                                                     One Page FAX - 757-688-9295
                                                              TEL - 757-380-2875


Mr. William P. Fricks
Chairman and Chief Executive Officer
Newport News Shipbuilding, Inc.
4101 Washington Avenue
Newport News, Virginia 23607-2770

Dear Bill:

We were obviously disappointed that your response to Northrop Grumman's offer was to not take a position until you had obtained additional information regarding the position of the Department of Defense and Department of Justice with respect to both our offer and the General Dynamics offer. As you are aware, this governmental review process is now well underway.

We believe it would clearly be in the best interests of Newport News, its shareholders and the employees of both our companies, if during the pendency of the governmental review process we are provided the same information you provided General Dynamics, so that we can be in a position to consummate the best transaction possible for the shareholders of both our companies. At this time we are not asking that you terminate the General Dynamics Merger Agreement under Newport News Rights Plan or that the $50 million break-up fee be rescinded.

In considering our request, we hope that you will keep in mind two important items in connection with our offer. First, it is obvious that there are substantial anti-trust problems facing the General Dynamics Merger. Second, as stated in our Exchange Offer, if we are provided the opportunity to conduct a due diligence review of Newport News, we would be prepared to immediately negotiate all aspects of our Exchange Offer.

We are, of course, prepared to enter into an appropriate Confidentiality Agreement to facilitate our discussions. Please contact me as soon as possible so that we can promptly commence our due diligence process.

I look forward to hearing from you.


                                            Very truly yours,

                                            /s/ Kent Kresa

                                            Kent Kresa







Tel: 310-201-3301                                           Fax: 310-201-3114

Northrop Grumman                1840 Century Park East      Los Angeles,
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